

WELCOME

**KBW Community Bank
Investor Conference
July 30, 2008**

Mark D. Bradford

President/CEO

Forward-looking Statements

This presentation contains forward-looking statements about the Company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may" or words of similar meaning. These forward-looking statements, by their nature, are subject to risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) changes in competitive pressures among depository institutions; (2) changes in the interest rate environment; (3) changes in prepayment speeds, charge-offs and loan loss provisions; (4) changes in general economic conditions, either national or in the markets in which the Company does business; (5) legislative or regulatory changes adversely affecting the business of the Company; and (6) changes in real estate values or the real estate markets. Further information on other factors which could affect the financial results of the Company are included in the Company's filings with the Securities and Exchange Commission.

 NASDAQ Symbol: MROE

Banking Center and Loan Production Office Locations



Background Information

- Headquarters – Bloomington, Indiana/Monroe County
- Approximately 70% of Bank's business is in Monroe County
- 2007 Population – 128,643
- Population Growth 1990 to 2000 – 10.6%
- Home of Indiana University Bloomington
  - Employees – 7,000
  - 2007/2008 Enrollment – 38,900



Monroe Bancorp Profile

(Dollars in Thousands)

	12/31/06	12/31/07	6/30/08	Annualized % 2008
Bancorp Assets	$748,193	$778,080	$778,204	0.0%
Trust Assets	271,766	353,668	338,948	-8.3%
Investment Services Assets	157,433	163,847	163,786	0.0%
Total	$1,177,392	$1,295,595	$1,280,938	-2.3%

- **17 Locations**
  - **12 Banking Centers**
  - **2 Loan Production Office**
  - **3 Retirement Community Locations**



Total Return Performance

NASDAQ Symbol: MROE

Legend: Monroe Bancorp — Russell 2000 — SNL $500M-$1B Bank Index

Monroe Bancorp Stock (7/24/08)

- Closing Price: $12.05

- Basic Earnings Per Share Last Twelve Months (LTM): $1.135

- Price Earnings Ratio (LTM): 10.62x

- 2008 Dividend Yield: 4.32%

- Book Value Per Share: $9.01

- Price/Book Value: 1.34x



Earnings Per Share (Basic)

6/30/08 versus 6/30/07 – 15.8% decrease

Return on Average Equity (ROAE)



2007 ROAE is the highest among the publicly traded financial institutions in Indiana (51 companies)



Dividends Per Share

Monroe Bancorp
NASDAQ Symbol: MROE

20 Consecutive Years of Dividend Increases



Total Loans

(Dollars in Millions)

MONROE BANCORP
NASDAQ Symbol: MROE

Year	Total Loans
2003	$424.5
2004	$477.1
2005	$525.5
2006	$559.5
2007	$584.8
6/30/2008	$602.4

Compound Annual Growth Rate – 8.1%

Credit Quality



- ■ Allowance for loan losses as a % of ending loans
- ■ Non-performing loans as a % of ending loans/includes 90 days past due
- ■ Net charge-offs to average loans

Monroe Bancorp
NASDAQ Symbol: MROE

Watch List Data

(Dollars in millions)



$30
$25
$20
$15
$10
$5
$0
13.9
5.5
10.4
3.0
0.32
25.5
10.9
22.3
2.9
0.30
27.9
16.1
24.9
2.8
0.20
6/30/2007
3/31/2008
6/30/2008
Total Watch List $
Total $ > 30 Days
Total $ Secured by R/E
Total $ Secured by Non-R/E
Total $ Unsecured



Total Deposits

(Dollars in Millions)

Compound Annual Growth Rate – 8.3%

MONROE BANCORP
NASDAQ Symbol: MROE

Tax-Equivalent Net Interest Income/Margin

(Dollars in Millions)


$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
3.80%
3.70%
3.60%
3.50%
3.40%
3.30%
3.20%
3.10%
$19.60
$20.19
$21.10
$23.30
$23.74
$11.92
$12.02
2003
2004
2005
2006
2007
6/30/2007
6/30/2008
Tax-Equivalent Net Interest Income
Tax-Equivalent Net Interest Margin

Reconciliation of GAAP Net Interest Margin to Non-GAAP Net Interest Margin on a Tax-Equivalent Basis

(Dollars in Millions)

	2003	2004	2005	2006	2007	6/302007	6/30/2008
Net interest income	$ 19,140	$ 19,864	$ 20,824	$ 22,665	$ 23,039	$ 11,854	$ 11,632
Tax equivalent adjustment	461	324	277	632	696	340	383
Net interest income - tax equivalent	$ 19,601	$ 20,188	$ 21,101	$ 23,297	$ 23,735	$ 11,924	$ 12,015
Average earning assets	$527,561	$564,646	$618,092	$681,999	$703,675	$698,050	$724,617
Net interest margin	3.63%	3.52%	3.37%	3.32%	3.27%	3.35%	3.23%
Net interest margin - tax equivalent	3.72%	3.58%	3.41%	3.42%	3.37%	3.44%	3.33%

Fee Income (Dollars in Thousands)



Keys to the Company's Success

- ## Expansion into Indianapolis Market
  - ### Plainfield Banking Center
  - ### Avon Banking Center
  - ### Noblesville Banking Center

- ## Commitment to Customer Service
  - ### Effective use of technology
  - ### Mystery shopping



Geographic Expansion

Hendricks County Full Service Retail Strategy

- 2007 Population 134,558
- Percent Change 1990 to 2000 – 37.5% - 2nd in State
- Median Household Income in 2005 $59,720 – 4th in State
- Monroe Bank Deposit Market Share as of June 30, 2007: 5.2% (8th)
- Convert Limited Service Locations to Full Service Banking Centers

		Date Opened	Converted to Full Service
1.	Brownsburg	5/02	1/06
2.	Avon	9/01	1/08
3.	Plainfield	10/01	12/07

Brownsburg Banking Center

	12/31/05	6/30/08	% Change
Number of Checking Accounts	114	753	560.5%
Monthly Average Deposit Balance	$25,995,000	$45,692,000	75.8%

Plainfield Banking Center

- Opened 12/07
- Checking accounts: 12/07 – 201; 6/30/08 – 333 (65.7% increase)
- 6/30/08 monthly average deposit balance - $19,289,000



Avon Banking Center

- Opened 1/08

- Checking accounts: 1/08 – 194; 6/30/08 – 237 (22.2% increase)

- 6/30/08 monthly average deposit balance - $17,185,000



Future Expansion – Hamilton County

- Noblesville Banking Center to open 8/08



MONROE BANCORP
NASDAQ Symbol: MROE

Indianapolis Metropolitan Area Loan Growth (Dollars in Thousands)



$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
$57,714
$77,837
$109,081
$146,122
$165,720
$166,145
2003
2004
2005
2006
2007
6/30/2008



Effective Use of Technology

MONROE BANCORP
NASDAQ Symbol: MROE

Digital Deposit

- Exciting product
- Business customers take digital image of checks received
- Transmit online to bank
- Integrates easily into Accounts Receivable systems

MONROE BANCORP
NASDAQ Symbol: MROE

Advantages

- Faster funds availability
- Eliminates trips to the Bank
- Reduced transportation and liability costs
- Fingertip access to more information



24/7
advantage
Digital Deposit
Scan checks for your business and transmit them electronically 24/7.
Monroe Bank
Since 1892
You're worth more.
Member FDIC

Successful Launch

- Launched product in December 2006
- Hosted demonstrations
- Small group one-on-one meetings
- Installed machines for 63 customers
- Processed 5,213 items in May 2008
- Bank able to fulfill all of a customer's banking needs with no area branch locations
- Focus
  - Non-Customers
  - Indianapolis Market



Customer Service/ Community Involvement

World-Class Customer Service

Year	# Shops	Average Score
2003	1,331	92.6%
2004	1,202	94.2%
2005	1,164	94.5%
2006	1,486	95.4%
2007	1,747	95.7%
6/30/08	1,048	96.0%

Give Back to the Community

- Over 8,800 volunteer hours recorded during the Fiscal year ended June 30, 2007

- Signature Event – Day of Caring. For 13 consecutive years all employees provided half day off to volunteer in force.




NASDAQ Symbol: MROE

Expanding Market Share – Monroe County

(Dollars in Thousands)

	6/30/96	**6/30/07**
Monroe Bank		
Total Deposits	$225,593	$453,648
Market Share	21.8%	29.7%
Rank	Second	First
Bank One/Chase		
Total Deposits	$310,014	$303,743
Market Share	30.0%	19.9%
Rank	First	Second

Efficiency Ratio



NASDAQ Symbol: MROE



Summary

I. **Financial Results**

II. **Focus on Asset Quality**

III. **Geographic Expansion**

IV. **Digital Deposit**

V. **Customer Service/Community Involvement**